07000647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-065348 |

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Marblehead Trading Group, LLC.**

OFFICIAL USE ONLY

FIRM I.D. NO.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH. D.C.
156

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**Suite 201, 14 Vanderventer Avenue**
(No. and Street)

| **Port Washington** | **New York** | **11050** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Mace Blicksilver** **(516) 767-8060**
(Area Code - Telephone Number)

### B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**KAUFMANN, GALLUCCI & GRUMER LLP**
(Name - if individual, state last, first, middle name)

| **80 BROAD STREET, SUITE 1901** | **NEW YORK** | **NEW YORK** | **10004** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

## OATH OR AFFIRMATION

I, MACE BLICKSILVER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARBLEHEAD TRADING GROUP, LLC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING MEMBER
Title

Notary Public

Shridevi Singh
Notary Public, State of New York
Reg. No. 01S16144718
Qualified in Queens County
Commission Expires May 1, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

MARBLEHEAD TRADING GROUP, LLC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

**MARBLEHEAD TRADING GROUP, LLC.**

**CONTENTS**

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Auditor's Report

To the Member
Marblehead Trading Group, LLC.

We have audited the accompanying statement of financial condition of Marblehead Trading Group, LLC., (the "Company") as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marblehead Trading Group, LLC., as December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

January 17, 2007 Kaufmann, Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

# MARBLEHEAD TRADING GROUP, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2006

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 20,026 |
| Due from clearing broker | | 4,283,211 |
| Furniture, fixtures and equipment, net of accumulated depreciation | | 21,841 |
| Other assets | | 10,000 |
| | $ | 4,335,078 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accrued expenses | $ | 14,500 |
| Member's equity | | 4,320,578 |
| | $ | 4,335,078 |

The accompanying notes are an integral part of this financial statement.

## MARBLEHEAD TRADING GROUP, LLC

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2006

### NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Marblehead Trading Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is wholly owned by Marblehead Partners, L.P. (the "Partnership") and was organized for the purpose of trading in securities and options for its own account as well as trading in securities transactions executed on an agency basis on behalf of others. As of December 31, 2006, the Company does not trade for any customer accounts.

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuation of Securities Owned and Securities Sold, Not Yet Purchased

The Company values securities owned and securities sold but not yet purchased ("sold short") that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the period. Other securities traded in the over the counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long and last reported "asked" price if sold short.

Financial instruments

In the normal course of business, the Company has short positions and also utilizes derivative financial instruments in connection with its proprietary trading activities; these instruments include, but are not limited to options. Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in values of securities (market risk). Derivative transactions are subject to varying degrees of market and credit risk. The Company records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in net gain from trading in securities in the statement of operations.

Cash and Cash Equivalents

The Company maintains its cash balances with various financial institutions and considers money market accounts to be cash equivalents. Management monitors the financial condition of such financial institutions.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue and Expense Recognition from Securities Transactions

Investment transactions are accounted for on a trade-date basis. Dividend income and dividends paid on short sales are recorded on the ex-dividend date and interest is recognized on the accrual basis. Net gain (loss) from trading in securities consists primarily of net realized gain (loss) because of the Company's active trading style.

Income Taxes

As a single member limited liability company, the Company is treated as a disregarded entity for tax purposes. The Member reports the Company's income or loss on its income tax return. Each partner of the Member is responsible for reporting income or loss based on the partner's respective share of revenues and expenses in the Member and therefore the Company. For this reason, the Company records no provision for income taxes in the accompanying financial statement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness changes from day to day. At December 31, 2006, the Company's net capital was approximately $4,288,000, which was approximately $4,188,000 in excess of its minimum requirement of $100,000.

MARBLEHEAD TRADING GROUP, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2006

## NOTE 4 - DUE FROM CLEARING BROKER

Amounts due from clearing broker represents funds held by a broker pending reinvestment, proceeds from securities sold short and amounts due for unsettled trades. These amounts are essentially restricted when and to the extent they serve as deposits for securities sold short. The value of securities sold short is also collateralized by the Company's investment in certain marketable securities.

In the normal course of business, all of the Company's securities transactions, money balances and security positions are transacted with a broker. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Member monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

## NOTE 5 - JOINT BACK OFFICE

The Company has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing, L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company is required to maintain a minimum liquidating equity with GSEC. Substantially, all of the Company's assets are held at GSEC.



END